EXHIBIT 11

MEDIWARE INFORMATION SYSTEMS, INC.
Computation of Net Income Per Share
 (in thousands, except for earnings per share)

	Years Ended June 30,
	2012	2011	2010
Basic income per share
Net income	$7,545	$6,292	$3,242

Weighted-average shares:
Outstanding	8,178	8,012	7,838

Basic income per share	$0.92	$0.79	$0.41

Diluted income per share
Net income	$7,545	$6,292	$3,242

Weighted-average shares:
Outstanding	8,178	8,012	7,838
Options	173	112	28
Restricted common stock	64	69	92
	8,415	8,193	7,958
Diluted income per share	$0.90	$0.77	$0.41